

Mail Stop 3030

May 19, 2017

<u>Via E-mail</u>
Iain MacKenzie
President and Chief Executive Officer
SMART Global Holdings, Inc.
39870 Eureka Drive
Newark, CA 94560

      Re: SMART Global Holdings, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed May 11, 2017
              File No. 333-217539

Dear Mr. MacKenzie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 51

1.   We note your revisions in response to comment 9 of our letter dated March 30, 2017. Please quantify the amount of net proceeds that you will provide to the underwriters. Also, to the extent any of the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.

Principal Shareholders, page 115

2.   Please tell us why you no longer identify the natural persons with voting and dispositive powers over the shares held by the affiliates of Silver Lake Partners and Silver Lake Sumer. Cite any authority on which you rely.

Exhibits

3.   Please file the agreement mentioned on page 119 that will terminate the management agreement. Also, file the consent of counsel mentioned under the headings "Shareholders' Suits" on page 128 and "Enforcement of Judgments" on page 146.

4.   Please file all attachments, including exhibits and schedules, missing from exhibits 10.8, 10.15, 10.16 and 10.20.

Exhibit 5.1

5.   Counsel may not assume a legal conclusion that underlies the opinion. Please remove the assumption contained in section 2.3 or advise.

6.   Please tell us why section 3.2 conditions the opinion on resolutions to be adopted before the opinion is finalized. Given that section 3.2 also conditions the opinion on the shares being issued as described in the registration statement, it is unclear whether the resolutions will contain material information not addressed in the registration statement.

7.   Please tell us why the Director's Certificate does not identify Mr. Nayyar as a director.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Officer of Electronics and Machinery

cc: Alan F. Denenberg, Esq.
        Davis Polk & Wardwell LLP